Mewbourne Energy Partners 10-A, L.P.

3901 South Broadway

Tyler, Texas 75701

June 22, 2011

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Re:	Mewbourne Energy Partners 10-A, L.P.

Registration Statement on Form 10

Filed April 28, 2011

File No. 0-54370

Dear Mr. Schwall:

Set forth below are the responses of Mewbourne Energy Partners 10-A, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2011 (the “Comment Letter”) with respect to the Partnership’s Registration Statement on Form 10 filed with the Commission on April 28, 2011, File No. 0-54370 (the “Form 10”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. Page references contained in the Company’s responses are to Amendment No. 1 to the Form 10, which is being filed simultaneously with this letter. For your convenience, we have also sent to you a paper copy of this letter and a paper copy of Amendment No. 1 to the Form 10 that is marked to show changes to the Form 10.

Form 10 filed April 28, 2011

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

RESPONSE: The Partnership acknowledges the Staff’s comment and has indicated in each applicable response where in Amendment No. 1 to the Form 10 the Staff may find the Partnership’s responsive changes. The Partnership has also provided updated disclosure in Amendment No. 1 to the Form 10 where appropriate.

Securities and Exchange Commission

June 22, 2011

2.	The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

RESPONSE: The Partnership acknowledges the Staff’s comment.

Financial Statements and Supplementary Data, page 32

3.	Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated financial statements for the Partnership and Mewbourne Development Corporation in Amendment No. 1 to the Form 10.

Balance Sheet, page 34

4.	Please include the amount of oil and gas property costs not subject to amortization, for each year presented, on the face of the balance sheet, or tell us why you believe this disclosure is not required. Refer to Rule 4-10(c)(7)(ii) of Regulation S-X, for further guidance.

RESPONSE: The Partnership has supplemented the Partnership’s and Mewbourne Development Corporation’s balance sheets as requested. Please see pages 34, 44, 53 and 61.

Closing Comments

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 22, 2011

Please direct any questions or comments regarding the foregoing to me at (903) 561-2900 or Christopher R. Rowley of Vinson & Elkins L.L.P. at (214) 220-7972.

Sincerely,

MEWBOURNE ENERGY PARTNERS 10-A, L.P.

By:	Mewbourne Development Corporation, its managing general partner

/s/ J. Roe Buckley
J. Roe Buckley
Chairman of the Board, Executive Vice President and Chief Financial Officer

cc:	Christopher R. Rowley, Vinson & Elkins LLP